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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                                 --------------
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 2)

                         ------------------------------
                                CENTERPULSE LTD.
                                (Name of Issuer)

Registered Shares, par value CHF 30 per share                    Not applicable*
         (Title of class of securities)                          (CUSIP number)

                                   Eric Stupp
                           c/o InCentive Capital Ltd.
                                Baarrerstrasse 8
                                    6301 Zug,
                                   Switzerland

                                 With a copy to:

                           Michael S. Immordino, Esq.
                                Latham & Watkins
                                 99 Bishopsgate
                                 London EC2M 3XF
                                     England
                               (+44) 207-710-1076
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 April 15, 2003
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                         (Continued on following pages)
                                   Page 1 of 8


__________________

* There is no CUSIP Number assigned to the Registered Shares. CUSIP No. 152005104 has been assigned to the American Depositary Shares of Centerpulse Ltd., which are quoted on the New York Stock Exchange under the symbol "CEP".

----------------------------                        ----------------------------
CUSIP No. 152005104*                  13D                           Page 2 of 10
----------------------------                        ----------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON (ENTITIES ONLY)

     INCENTIVE INVESTMENT (JERSEY) LTD
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:
     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e):                                         [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:

     Jersey, UK
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER:
   NUMBER OF              0
    SHARES           -----------------------------------------------------------
  BENEFICIALLY       8    SHARED VOTING POWER:
    OWNED BY              1,554,577
     EACH            -----------------------------------------------------------
   REPORTING         9    SOLE DISPOSITIVE POWER:
  PERSON WITH             0
                     -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER:
                          1,554,577
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
     1,554,577
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                            [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     13.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:
     IV
--------------------------------------------------------------------------------

___________________

* There is no CUSIP Number assigned to the Registered Shares. CUSIP NO. 152005103 has been assigned to the American Depositary Shares of Centerpulse Ltd., which are quoted on the New Stock Exchange under the symbol "CEP".

----------------------------                        ----------------------------
CUSIP No. 152005104*                                                Page 3 of 10
----------------------------                        ----------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON (ENTITIES ONLY)

     INCENTIVE CAPITAL AG
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:
     WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e):                                         [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:

     Switzerland
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER:
   NUMBER OF              683,000
    SHARES           -----------------------------------------------------------
  BENEFICIALLY       8    SHARED VOTING POWER:
    OWNED BY              1,554,577
     EACH            -----------------------------------------------------------
   REPORTING         9    SOLE DISPOSITIVE POWER:
  PERSON WITH             683,000
                     -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER:
                          1,554,577
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
     2,237,577
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                            [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     18.9%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:
     IV
--------------------------------------------------------------------------------

________________

* There is no CUSIP Number assigned to the Registered Shares. CUSIP No. 152005104 has been assigned to the American Depositary Shares of Centerpulse Ltd., which are quoted on the New York Stock Exchange under the symbol "CEP".

----------------------------                        ----------------------------
CUSIP No. 152005104*                                                Page 4 of 10
----------------------------                        ----------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON (ENTITIES ONLY)

     INCENTIVE ASSET MANAGEMENT LTD
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                   (a) [_]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:
     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e):                                         [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:

     Switzerland
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER:
   NUMBER OF              0
    SHARES           -----------------------------------------------------------
  BENEFICIALLY       8    SHARED VOTING POWER:
    OWNED BY              0
     EACH            -----------------------------------------------------------
   REPORTING         9    SOLE DISPOSITIVE POWER:
  PERSON WITH             0
                     -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER:
                          2,295,337
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
     2,295,337
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                            [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     19.4%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:
     IA
--------------------------------------------------------------------------------

________________

* There is no CUSIP Number assigned to the Registered Shares. CUSIP No. 152005104 has been assigned to the American Depositary Shares of Centerpulse Ltd., which are quoted on the New York Stock Exchange under the symbol "CEP".

----------------------------                        ----------------------------
CUSIP No. 152005104*                                                Page 5 of 10
----------------------------                        ----------------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO.
     OF ABOVE PERSON (ENTITIES ONLY)

     MR RENE BRAGINSKY
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS:
     N/A
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) OR 2(e):                                         [_]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION:

     Switzerland
--------------------------------------------------------------------------------
                     7    SOLE VOTING POWER:
   NUMBER OF              6,203
    SHARES           -----------------------------------------------------------
  BENEFICIALLY       8    SHARED VOTING POWER:
    OWNED BY              0
     EACH            -----------------------------------------------------------
   REPORTING         9    SOLE DISPOSITIVE POWER:
  PERSON WITH             6,203
                     -----------------------------------------------------------
                     10   SHARED DISPOSITIVE POWER:
                          2,295,337
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:
     2,301,540
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:
                                                                            [_]
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
     19.5%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON:
     IN
--------------------------------------------------------------------------------

________________

* There is no CUSIP Number assigned to the Registered Shares. CUSIP No. 152005104 has been assigned to the American Depositary Shares of Centerpulse Ltd., which are quoted on the New York Stock Exchange under the symbol "CEP".

     Item 1. Security and Issuer

     This Amendment No. 2 to the Statement on Schedule 13D, dated April 16, 2003, with respect to the Registered Shares, par value CHF 30 per share (the "Registered Shares"), of Centerpulse Ltd., a company incorporated with limited liability under the laws of Switzerland (the "Issuer"), hereby amends and supplements the Statement on Schedule 13D (the "Amended Schedule 13D") initially filed on October 15, 2002, as amended. The Registered Shares trade on the SWX Swiss Exchange and other European exchanges and American Depository Shares ("ADSs") for Registered Shares trade on the New York Stock Exchange under the symbol "CEP". Each ADS represents 0.1 Registered Share. The address of the principal executive offices of the Issuer is Andreasstrasse 15, CH-8050 Zurich, Switzerland.

     Item 3. Source and Amount of Funds or Other Consideration

     Item 3 of the Amended Schedule 13D is hereby amended and supplemented by adding the following after the last paragraph:

     InCentive Jersey made an intra-group transfer to InCentive Capital on April 9, 2003, of 540,000 Call Options and on April 11, 2003 of 105,000 Call Options for aggregate consideration of CHF 44,605,000 and CHF 6,405,000, respectively, thereby transferring to InCentive Capital the right to acquire 645,000 Registered Shares. Incentive Capital borrowed the funds for the transaction from InCentive Jersey pursuant to an intercompany loan.

     On April 15, 2003, InCentive Capital acquired 540,000 Registered Shares for an aggregate consideration of CHF 112,000,000 through the exercise by it of 540,000 Call Options. InCentive Capital used working capital as funds for the transaction.

     On April 16, 2003, InCentive Capital acquired 105,000 Registered Shares for an aggregate consideration of CHF 24,150,000 through the exercise by it of 105,000 Call Options. InCentive Capital used working capital as funds for the transaction.

     On April 16, 2003, InCentive Jersey acquired 38,000 Registered Shares for an aggregate consideration of CHF 9,120,000 through the exercise by it of 38,000 Call Options. InCentive Jersey used working capital as funds for the transaction. InCentive Jersey then made an intra-group transfer to InCentive Capital of 38,000 Registered Shares for CHF 9,120,000. InCentive Capital borrowed the funds for the transaction from InCentive Jersey pursuant to an intercompany loan.

     Item 4. Purpose of the Transaction

     Item 4 of the Amended Schedule 13D is hereby amended and supplemented by adding the following after the last paragraph:

             See Item 3 for a description of the transactions. The transactions were effected in order to satisfy the terms of the InCentive Transaction Agreement, entered into in conjunction with the Tender Offer, which requires the exercise of the Call Options and the delivery of the Registered Shares to New Smith by InCentive Capital.

     On April 16, 2003, InCentive Jersey also cash settled 143,000 put options for Registered Shares (the "Put Options") previously granted to counterparty banks in conjunction with the grant of the identical number of Call Options. This transaction was effected in conjunction with the acquisitions by InCentive Jersey and InCentive Capital on April 16 of, in the aggregate, 143,000 Registered Shares pursuant to the exercise of the Call Options. Together, the exercise of the Call Options and the cancellation by cash settlement of the Put Options terminated the forward position that InCentive Jersey had held in the Registered Shares through the Call Options and Put Options.

     Item 5. Interest in the Securities of the Issuer

     Item 5 (a)-(b) of the Amended Schedule 13D is hereby amended and supplemented to read in its entirety:

     (a) - (b) As of the date hereof, the Reporting Persons collectively beneficially own (or are deemed, for purpose of Regulation 13D-G to beneficially own) in the aggregate 2,301,540 Registered Shares, representing 19.5% of the outstanding Registered Shares of the Issuer (based on 11,830,645 Registered Shares, as listed in the commercial register dated January 23, 2003). Included among the Registered Shares so beneficially owned by the Reporting Persons are
(i) 1,554,577 Registered Shares owned directly by InCentive Jersey, (ii) 683,000 Registered Shares owned directly by InCentive Capital, (iii) 57,760 Registered Shares held by entities other than InCentive Jersey or InCentive Capital, for which InCentive Asset Management provides investment management services and, as a result of such services, have dispositive power with respect to such Registered Shares and (iii) 6,203 Registered Shares owned directly by Mr. Braginsky.

                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                        INCENTIVE INVESTMENT (JERSEY) LTD.

                                        By:  /s/ Michael Dee
                                             ------------------------------
                                             Name:    Michael Dee
                                             Title:   Chairman

                                        By:  /s/ Marc C. Bruppacher
                                             ------------------------------
                                             Name:    Dr. Marc C. Bruppacher
                                             Title:   Director


                                        INCENTIVE CAPITAL LTD.

                                        By:  /s/ Thomas Wyler
                                             ------------------------------
                                             Name:    Thomas Wyler
                                             Title:   Authorized Signatory

                                        By:  /s/ Eric Stupp
                                             ------------------------------
                                             Name:    Eric Stupp
                                             Title:   Director


                                        INCENTIVE ASSET MANAGEMENT LTD.

                                        By:  /s/ Paul Wyler
                                             ------------------------------
                                             Name:    Paul Wyler
                                             Title:   Director

                                        By:  /s/ Raoul Bloch
                                             ------------------------------
                                             Name:    Dr. Raoul Bloch
                                             Title:   Member of management
                                                      board


                                        RENE BRAGINSKY

                                        By:  /s/ Raoul Block
                                             ------------------------------
                                             Name:    Raoul Bloch
                                                      Attorney in Fact

Date: April 16, 2003